FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES NEW COURT EXTENSION OF CCAA PROTECTION

(All amounts are in Canadian dollars)

Didsbury, Alberta – Thursday, February 19, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED” or the “Company”) today announced that that the Court of Queen’s Bench of Alberta (the “Court”) has extended the “Stay Period” of JED’s initial order for its creditor protection status under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) from February 17, 2009 until April 20, 2009.  The Court also approved an increase in the maximum amount of permitted capital expenditures by JED from $1,500,000.00 to $2,250,000.00; the late acceptance of the thirteen Proofs of Claim received after the Claims Bar Date, and the payment of the first portion under the Company’s Retention Bonus Plan to terminated JED employees.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, Secretary

(403) 875-4248

www.jedoil.com